FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Press Release: Ken Sichau Steps Down from Radware Board of Directors,

   Dated February 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: February 5, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Ken Sichau Steps Down from Radware Board of Directors, dated February 5, 2007.

Ken Sichau Steps Down from Radware Board of Directors

MAHWAH, NJ - February 1, 2007 - Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that Ken Sichau has stepped down from its Board of Directors for personal reasons.

Sichau joined the Radware board in 2004. “I’d like to take this opportunity to thank Ken for the important contributions he made during his tenure as director,” said Christopher R. McCleary, Chairman. “We valued the insights he brought as a seventeen-year veteran of the telecommunications industry and wish him well in the future.”

Radware will not seek to fill his position due to the recent addition of three new directors during the second half of 2006.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. More than 5,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people.www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.